July 29, 2005

VIA FACSIMILE

Jianping Zhang
AGA Resources, Inc.
141-757 W. Hastings Street, Suite #658
Vancouver, British Columbia
Canada V6C 1A1

Re:	Registration Statement on Form SB-2
	Amendment No. 3
	Filed July 22, 2005
	File No.: 333-124181

Dear Mr. Zhang

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Experts, page 33

1. Your disclosure states that your financial statements for the period from inception to June 30, 2005 were audited by Moen & Company, Chartered Accountants. However, the auditors` report dated
July 14, 2005, included on page F-1 of your filing for the period from inception, December 15, 2004, to June 30, 2005, appears to have been reviewed, rather than audited.  Please revise your disclosure to
clarify the periods that have been audited in accordance with the auditors` report dated March 7, 2005, included on page F-13 of your filing and the periods covered by the review report.  If in fact your
financial statements for the period from inception to June 30,
2005
have been audited, please obtain from your auditors and include in your filing a report which references an audit, rather than a review.

Statement of Income, page F-3

2. Since this statement reflects losses for all periods presented, the title should be revised to either statement of operations, as used in your audited financial statements, or statement of losses. In addition, the review report on page F-1 should be revised accordingly.

Note 5 Related Parties, page F-11

3. We read your responses to our comments 48 and 49 from our letter dated May 13, 2005 and to our comment 8 from our letter dated July 1,
2005. As previously requested, please revise your disclosure to include this information.

Exhibit 23.1

4. The consent obtained from Moen and Company consents to their audit report dated April 11, 2005, included in the registration statement on Form SB-2. However the audit report you have included in your Form SB-2/A on page F-13 is dated March 7, 2005. Please obtain and include in your filing an updated consent from your auditors which includes March 7, 2005, the date of their report and references Form
SB-2/A, rather than Form SB-2. In addition, please file the acknowledgement letter required by Exhibit 15 of Item 601 of Regulation S-B.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   Please direct any questions to Craig Slivka at (202) 551-3729.
You may also direct questions to the undersigned Branch Chief, who supervised the review of your filing, at (202) 551-3742.

								Sincerely,


								Jennifer Hardy
								Branch Chief

CC: 	Conrad C. Lysiak, Esq.
	(509) 747-1770
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Jianping Zhang
AGA Resources, Inc.
Page 1 of 3


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE